FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of October, 2005
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[ ] 		Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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This report and the information contained therein shall not be deemed to be filed pursuant to Rule 13a-16 of the Act. However, such report and the information contained therein shall be deemed incorporated by reference into all of the Company's outstanding registration statements on Forms F-3 or S-8 as well as Registration No. 333-126997 on Form F-10 under the Securities Act of 1933.

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For Immediate Release
October 14, 2005


CRYSTALLEX ANNOUNCES RESIGNATION OF KEN THOMAS AS CHIEF OPERATING OFFICER

TORONTO, October 14, 2005 - Crystallex International Corporation (KRY on TSX and Amex) announced today that Dr. Ken Thomas has resigned as the EVP Operations and Chief Operating Officer of the Company, effective November 8, 2005 and will be taking up a senior management position with a major international engineering and construction company. Barney Burke, who previously managed the day to day aspects of the Las Cristinas project as Corporate Manager: Projects has been promoted to Vice President Engineering and Construction to spearhead the construction. Dr. Sadek
El Alfy, Vice President Operations, and John Binns, Vice President Environment, will be responsible for the mining and the environmental portions, respectively, of the Las Cristinas project and the current
SNC Lavalin EPCM project team will continue in their critical role under Barney Burke.

Todd Bruce, President and CEO of Crystallex commented, "Ken has been instrumental in the development to date of the Company's Las Cristinas project located in Venezuela. He has overseen the assembly of an outstanding development team, and is largely responsible for putting Crystallex in a position to proceed immediately with full-scale development once our final permit is received. Through his contribution to our feasibility analysis, his invaluable contribution in the technical aspects of the permitting process to date and his work with our EPCM contractor, Ken has created a solid foundation for the development, construction and operation of the Las Cristinas project. We wish Ken all the best in his new endeavors."

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first quarter of 2007 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares are traded on the TSX (symbol: KRY) and AMEX (symbol: KRY) and Crystallex is part of the S&P/TSX Composite Index.

For Further Information:
Contact:  A Richard Marshall, VP at  800-738-1577 or 416-203-2448
Email us at: info@crystallex.com
Visit us on the Internet:  http://www.crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements.
Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the
Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition;
loss of key employees; additional funding requirements; and defective title to mineral claims or property,as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   October 14, 2005     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel
*Print the name and title of the signing officer under his signature